Managers AMG Funds

800 Connecticut Avenue

Norwalk, CT 06854

October 19, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Ganley, Esq.

Re:	Delaying Amendment for Managers AMG Fund (the “Registrant”), on behalf of its series Skyline Special Equities Portfolio (the “Portfolio”)

Registration Statement on Form N-l4 Relating to the Portfolio (the “Registration Statement”) (File No. 333-146198)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the proposed reorganization of Skyline Special Equities Portfolio, the sole series of Skyline Funds, into the Portfolio. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on September 20, 2007 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Norwalk and the State of Connecticut, on the 19th day of October, 2007.

If you have any questions or comments, please do not hesitate to contact Rajib Chanda, Esq. (202) 508-4671 or Alexandra Oprescu, Esq. (202) 508-4622, counsel to the Registrant.

MANAGERS AMG FUNDS

/s/ Donald S. Rumery
By: Donald S. Rumery
Title: Treasurer